AUDITORS’ CONSENT

To the Board of Directors
Masonite International Corporation

We consent to the inclusion in this Annual Report on Form 40-F of (i) our audit report dated February 10, 2004, except with respect to Note 18 which is as of March 2, 2004 on the Consolidated Balance Sheets of Masonite International Corporation as at December 31, 2003 and 2002, and the Consolidated Statements of Income, Retained Earnings and Cash Flows for the years then ended, and (ii) our Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference dated February 10, 2004, except with respect to Note 18 which is as of March 2, 2004.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
February 10, 2004